Verona Pharma Appoints Kathleen Rickard, MD, as Chief Medical Officer to Lead Late Stage Clinical Development of RPL554

Tara Rheault, PhD, MPH, named Vice President, R&D Operations and Global Project Management

January 3, 2019, LONDON - Verona Pharma plc (AIM:VRP) (Nasdaq:VRNA) (“Verona Pharma”), a clinical stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces the expansion of its global clinical development team with the appointment of Kathleen Rickard, MD, as Chief Medical Officer, and Tara Rheault, PhD, MPH, as Vice President of Research and Development Operations and Global Project Management. Drs. Rickard and Rheault will be based in the Company’s U.S. offices from where they will leverage their expertise to help drive global R&D activities. Dr. Rickard is expected to start in her role on February 1, 2019 and Dr. Rheault started in her role on January 1, 2019.

In her new role, Dr. Rickard brings 25 years of experience in clinical research in respiratory medicine, industry, and management to lead the clinical development of RPL554, Verona Pharma’s first-in-class product candidate in development for the maintenance treatment of chronic obstructive pulmonary disease (“COPD”), cystic fibrosis (“CF”), and potentially asthma.

“We are delighted to welcome Drs. Rickard and Rheault to Verona Pharma and look forward to working with them to advance RPL554 into late stage clinical development,” said Jan-Anders Karlsson, PhD, CEO of Verona Pharma. “Dr. Rickard’s extensive expertise in respiratory drug development combined with her strong leadership skills will be a tremendous asset as we prepare for the pivotal Phase 3 clinical development program for the maintenance treatment of COPD. Likewise, Dr. Rheault’s years of experience at the intersection of clinical development, regulatory affairs and commercialization will help guide our global R&D and project management efforts.”

Prior to joining Verona Pharma, Dr. Rickard served in multiple roles at Aerocrine AB and subsequently Circassia, where she was instrumental in directing clinical and regulatory strategies for NIOX VERO, an airway inflammation test for managing asthma, across key markets such as the United States, China, and Japan, as well as the rest of the world. Previously, Dr. Rickard was Vice President Clinical Development and Medical Affairs of GlaxoSmithKline’s Respiratory Medicines Development Centre and, over a period of 15 years, held a number of other leadership positions in clinical development across GlaxoSmithKline’s global respiratory franchise.

Dr. Rheault has more than 16 years of cross-functional leadership experience across drug discovery and development. Prior to joining Verona Pharma, she was a strategic drug development leader at IQVIA where she helped pharmaceutical companies develop integrated commercial and R&D strategies, including work on the Company’s RPL554 program. Dr. Rheault started her career as a medicinal chemist at GlaxoSmithKline, where she was the inventor of the now marketed drug Tafinlar®. She then moved on to global project leadership and portfolio management for early development projects, building integrated early R&D and commercial strategies for new dermatology products, before transitioning into late stage clinical development in the respiratory therapy area as a clinical program and study leader, contributing to Nucala, Incruse, Breo and Anoro late stage development programs, in addition to other novel programs.

About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In previous clinical trials, RPL554 has been observed to result in bronchodilator effects when used alone or as an add-on treatment to other COPD bronchodilators. It has shown clinically meaningful and statistically significant improvements in lung function when administered in addition to frequently used short- and long-acting bronchodilators, such as tiotropium (Spiriva®), compared with such bronchodilators administered as a single agent. RPL554 improved FEV1 over four weeks in patients with moderate-to-severe COPD when compared to placebo and improved COPD symptoms and quality of life in a Phase 2b multicenter European study performed in 403 patients. In addition, RPL554 has shown anti-inflammatory effects in a standard challenge study with COPD-like inflammation in human subjects. RPL554 has been well tolerated in these studies and has shown a favorable safety and tolerability profile, having been administered to more than 730 subjects in 12 clinical trials. Verona Pharma is developing RPL554 for the treatment of COPD, CF, and potentially asthma.

Forward-Looking Statements
This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding Drs. Rickard and Rheault’s roles at Verona Pharma and their potential contributions to the development of RPL554, including into late stage development.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of RPL554, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of RPL554, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with RPL554, which could adversely affect our ability to develop or commercialize RPL554; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing RPL554 for multiple indications; our ability to obtain approval for and commercialize RPL554 in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize RPL554; and lawsuits related to patents covering RPL554 and the potential for our patents to be found invalid or unenforceable. These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2018, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0) 20 7710 7600
Stewart Wallace / Jonathan Senior / Ben Maddison

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

ICR, Inc. (US Media and Investor enquiries)
Darcie Robinson	Tel: +1 203-919-7905 Darcie.Robinson@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282 Stephanie.Carrington@icrinc.com